Exhibit 18.1

January 29, 2015

Progress Software Corporation
14 Oak Park Drive
Bedford, MA

Dear Sirs/Madams:
We have audited the financial statements of Progress Software Corporation as of November 30, 2014 and 2013, and for each of the three years in the period ended November 30, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated January 29, 2015, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption during the year ended November 30, 2014 of the change in the Company's annual goodwill impairment testing date from December 15th to October 31st. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.
Yours truly,
/s/ Deloitte & Touche LLP
Boston, Massachusetts